                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                                       SEC FILE NUMBER 333-53737
                                                                       ---------
                                                       CUSIP NUMBER  58117F 10 4
                                                                    ------------
(Check One):
[ ] Form 10-K and Form 10-KSB  [ ] Form 20-F  [ ] Form 11-K
[X] Form 10-Q and Form 10-QSB  [ ] Form N-SAR

    For Period Ended:       March 31, 1999
                       ----------------------

    [ ] Transition Report on Form 10-K
    [ ] Transition Report on Form 20-F
    [ ] Transition Report on Form 11-K
    [ ] Transition Report on Form 10-Q
    [ ] Transition Report on Form N-SAR

    For the Transition Period Ended:
                                     -------------------------------------------

--------------------------------------------------------------------------------
    Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
--------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                              ----------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
PART I -- REGISTRANT INFORMATION

                           McHENRY METALS GOLF CORP.
--------------------------------------------------------------------------------
                            Full Name of Registrant

--------------------------------------------------------------------------------
                           Former Name if Applicable

                        1945 CAMINO VIDA ROBLE, SUITE J
--------------------------------------------------------------------------------
          Address of Principal Executive Office   (Street and Number)

                           CARLSBAD, CALIFORNIA 92008
--------------------------------------------------------------------------------
                            City, State and Zip Code

--------------------------------------------------------------------------------
PART II--RULES 12b-25(b) AND (c)
--------------------------------------------------------------------------------

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rules 12b-25(b), the following should be completed. (Check box if appropriate)

   [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

   [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

   [ ]  (c) The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.

--------------------------------------------------------------------------------
PART III - NARRATIVE
--------------------------------------------------------------------------------

State below in reasonable detail the reasons why Form 10-K and Form 10-KSAB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company's delay in filing its 1998 Annual Report on Form 10-QSB has made it impossible for the Company to file this Quarterly Report on Form 10-QSB in a timely manner without unreasonable time or expense. The Company has, however, used its best efforts to file the Quarterly Report on Form 10-QSB in a timely manner. The Company believes that it will be able to file this Quarterly Report within the five day extension period permitted by Rule 12b-25.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                DOUGLAS A. WILLFORD                 (760)             929-0015
      ---------------------------------------    -----------      ------------------
                      (Name)                     (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If
      answer is no, identify report(s).                           [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
      thereof?                                                    [X] Yes [ ] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

During 1998, the Company began sales of its products to customers, generating approximately $3 million in net revenues for the year ended December 31, 1998. Due to a variety of factors, including this being the Company's first year of sales and a general down-turn in the golf industry which began in the second quarter of 1998 and continued throughout the year and significant expenditures by the Company on selling and marketing expenses in order to establish a market presence for its products, the net loss for the year ended December 31, 1998 is expected to be approximately $11.5 million as compared to $2.6 million for the period from inception (January 13, 1997) through December 31, 1997.

                           McHENRY METALS GOLF CORP.
------------------------------------------------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date      May 17, 1999                   By: /s/ Douglas A. Willford
     ---------------------------             ----------------------------------
                                                 Douglas A. Willford, CFO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

--------------------------------------------------------------------------------
                                   ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)
------------------------------------------------------------------------------